SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Reckson Operating Partnership, L.P.
(Name of Issuer)

Reckson Operating Partnership, L.P.
(Name of Person(s) Filing Statement)

4.00% Exchangeable Senior Debentures due 2025
(Title of Class of Securities)

75621LAJ3
(CUSIP Number of class of securities)

With a copy to:
Andrew Levine, Esq. Reckson Operating Partnership, L.P. 420 Lexington Avenue New York, New York 10170 (212) 594-2700	Karl Roessner, Esq. Larry Medvinsky, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person)
Calculation of Filing Fee
Transaction Valuation $287,500,000(a)	Amount of Filing Fee $30,762.50(b)
(a)
Estimated for purposes of calculating the amount of the filing fee only. Based upon the maximum amount of cash that might be paid for the 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures"), assuming that all outstanding Debentures are purchased at a price of $1,000 per $1,000 principal amount.

(b)
Calculated at $107.00 per million of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:

Form or Registration No.:	Date Filed:

☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Contact: Gregory Hughes
Chief Financial Officer
(212) 594-2700

RECKSON OPERATING PARTNERSHIP, L.P. COMMENCES CHANGE IN CONTROL CASH TENDER OFFER FOR ITS OUTSTANDING 4.00% EXCHANGEABLE SENIOR DEBENTURES DUE 2025 AND ANNOUNCES NEW EXCHANGE RATE AND REFERENCE DIVIDEND

NEW YORK (February 14, 2007)—Reckson Operating Partnership, L.P. (the "Company") today commenced a required cash tender offer to purchase any and all of its outstanding $287,500,000 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures"). The tender offer is scheduled to expire at 9:00 a.m., Eastern Time, on March 15, 2007, unless extended or earlier terminated.

        The Company is offering to purchase the Debentures at a purchase price equal to $1,000 per $1,000 principal amount of Debentures, plus accrued and unpaid interest up to, but not including, the payment date.

        The purpose of the tender offer is to satisfy the Company's obligation under an indenture to offer to repurchase the Debentures after a change in control. A change in control occurred on January 25, 2007 when SL Green Realty Corp. ("SL Green") acquired all of the outstanding shares of common stock of Reckson Associates Realty Corp. in a merger transaction. Debentures not tendered in response to the offer will remain outstanding and remain subject to the terms of the indenture pursuant to which they were issued. Following the change in control, in accordance with the terms of the indenture for the Debentures, the exchange rate for the Debentures is 7.7461 shares of SL Green common stock for each $1,000 principal amount of Debentures to be exchanged and the reference dividend for the Debentures is $1.3491. The effective date for the new exchange rate and new reference dividend is January 25, 2007.

        The Tender Offer is not conditioned upon the tender of a minimum amount of Debentures and is not subject to any financing condition. The Company intends to fund its purchase of the Debentures from available cash on hand.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell securities and no recommendation is made as to whether or not holders of the Debentures should tender their Debentures pursuant to the tender offer. The tender offer is made only by the Offer to Purchase dated February 14, 2007.

        Copies of the Offer to Purchase, Letter of Transmittal and other related documents will be filed with the SEC today as exhibits to a Tender Offer Statement on Schedule TO and will be delivered to holders of the Debentures. These documents contain important information about the Company, the Debentures, the Company's offer to purchase the Debentures and related matters. Investors and security holders are urged to read carefully the Schedule TO and all exhibits thereto, including the Offer to Purchase and Letter of Transmittal. Investors and security holders can obtain free copies of the Schedule TO, Offer to Purchase and Letter of Transmittal and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

        Questions about the tender offer may be directed to Carolle Montreuil from The Bank of New York, acting as depositary for this tender offer, at (212) 815-5920.

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Website: www.slgreen.com